SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. __

Limeade, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	NAMES OF REPORTING PERSON Henry B. Albrecht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,751,086 (1)
	6	SHARED VOTING POWER -0- (1)
	7	SOLE DISPOSITIVE POWER 40,751,086 (1)
	8	SHARED DISPOSITIVE POWER -0- (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,751,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 40,311,485 shares of Common Stock, no par value per share (the “Common Stock”), of Limeade, Inc. (the “Issuer”) held directly by Henry B. Albrecht, and (ii) 447,333 shares of Common Stock issuable pursuant to stock options vested and exercisable within 60 days of December 31, 2022, subject to the Reporting Person’s continued service. The Reporting Person holds additional options to purchase or convert into 123,667 shares of Common Stock which are not vested and exercisable within 60 days of December 31, 2022. These securities are governed by the Issuer’s the 2016 Stock plan (the “2016 Plan”) and the 2019 Omnibus Incentive Plan (the “2019 Plan”) and were granted in connection with the Reporting Person’s service as an officer of the Issuer. No additional consideration was paid by the Reporting Person in connection with the receipt of such options.

(2)

Calculated based on 256,581,569 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission by the issuer on November 14, 2022 (the “Third Quarter 10-Q”).

ITEM 1. (a)	NAME OF ISSUER:

Limeade, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10885 NE 4th Street, Suite 400, Bellevue, WA 98004

ITEM 2. (a)	NAME OF PERSON FILING:

This statement is filed by Henry B. Albrecht (the “Reporting Person”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

10885 NE 4th Street, Suite 400, Bellevue, WA 98004

(c)	CITIZENSHIP:

United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

See cover page

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

ITEM 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

40,751,086 (1)

(b)	PERCENT OF CLASS:

15.9% (2)

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or to direct the vote: 40,751,086 (1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: 40,751,086 (1)

(iv)	Shared power to dispose or direct the disposition of: -0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY B. ALBRECHT

February 13, 2023
(Date)

/s/ Henry B. Albrecht
(Signature)